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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                  SCHEDULE TO/A
                                (Amendment No. 1)
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          ALARIS MEDICAL SYSTEMS, INC.
                        (Name of Subject Company--Issuer)
                               BLUE MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    011637105
                      (CUSIP Number of Class of Securities)

                                Paul S. Williams
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: None. Filing Party: Not applicable. Form or Registration
     No.: Not applicable. Date Filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction
    subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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         This Amendment No. 1 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on May 28, 2004 by Cardinal Health, Inc., an Ohio corporation ("Cardinal Health"), and Blue Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health ("Subcorp"), relating to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ALARIS Medical System, Inc., a Delaware corporation ("ALARIS"), for $22.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").

ITEM 12.  EXHIBITS.

          Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(E) Text of Press Release Issued by Cardinal Health and ALARIS, dated June 1, 2004.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  June 1, 2004

                                         BLUE MERGER CORP.



                                         By:     /s/ PAUL S. WILLIAMS
                                         ---------------------------------------
                                         NAME:   PAUL S. WILLIAMS
                                         TITLE:  EXECUTIVE VICE PRESIDENT, CHIEF
                                                 LEGAL OFFICER AND SECRETARY


                                         CARDINAL HEALTH, INC.


                                         By:     /s/ PAUL S. WILLIAMS
                                         ---------------------------------------
                                         NAME:   PAUL S. WILLIAMS
                                         TITLE:  EXECUTIVE VICE PRESIDENT, CHIEF
                                                 LEGAL OFFICER AND SECRETARY





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                                  EXHIBIT INDEX



(a)(5)(E) Text of Press Release Issued by Cardinal Health and ALARIS, dated June 1, 2004.